INTERNATIONAL ROYALTY
CORPORATION

Mr. Tom Peregoodoff
Manager- Business Development Minerals Division
BHP Billiton World Exploration Inc.
2300- 1111 West Hastings Street
Vancouver, British Columbia, Canada
V6E 4M3

November 13, 2004

RE: Binding Letter Agreement for the Purchase of BHP Billiton’s Royalties

Dear Tom;

International Royalty Corporation (“IRC”) hereby offers to purchase from BHP Billiton World Exploration Inc. or any affiliated company (collectively referred to as “BHPB”) a corporation existing under the laws of Canada, all of its right, title and interest in and to the royalties listed in Exhibits A and B (collectively referred to as “Royalties”).

This Letter Agreement and the offer (“Offer”) made herein are upon the terms and subject to the conditions set forth below.  We hope to expeditiously review any additional information you may make available to us in order to remove certain of the conditions to which this Letter Agreement is subject.  Upon your execution of this Letter Agreement, however, it shall become a binding agreement on BHPB and IRC setting forth the terms and conditions under which the parties will be bound to proceed to formalize a definitive agreement (if necessary) for the purchase of the Royalties and close said purchase.  This Letter Agreement and any amendments hereto shall be fully binding on the parties unless and until such time as it may be superseded and replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated herein.  In the event a definite purchase agreement is not entered into, this Letter Agreement shall be fully binding on the parties to proceed to closing, subject only to the conditions to purchase the royalty described below.

PURCHASE PRICE

IRC hereby offers to pay BHPB a total purchase price of US$1,250,000 (one million two hundred and fifty thousand dollars) for the Royalties, to be paid equally in cash and IRC shares.  This purchase price is for the royalties listed in Exhibits A and B on the following basis:

The total purchase price for all of the royalties listed in Exhibit B is US$1,085,000 with each component value being listed in Exhibit B.  In the event that the current operator exercises its rights in a manner that eliminates part or all of the royalty from sale to IRC, then the purchase price shall be reduced by the equivalent amount listed for that royalty in Exhibit B.

In the event that BHPB exercises its claw-back rights for any of the royalties, IRC will be paid compensation equal to two times the listed purchase price if the claw-back occurs within five years of the closing date or three times the listed purchase price if exercised in excess of five years of the closing date.

The shares issued to BHPB for this acquisition shall be priced at IRC’s Initial Public Offering (“IPO”) price.  BHPB will provide IRC with a right of first offer in respect to such securities if BHPB at any time thereafter intends to sell any or all of the same.  If IRC does not exercise its right of first offer, in respect of such securities within 10 business days of receiving notice from BHPB of intention to sell such securities, BHPB shall be free thereafter to dispose of the IRC securities in any manner it deems appropriate, without further notice to IRC.

CONDITIONS PRECEDENT TO PURCHASE OF THE ROYALTIES

Following are the conditions precedent to which our offer to purchase the Royalties is subject:

1.

Satisfactory legal and commercial due diligence by both IRC and BHPB for the purpose of verifying title interest in and to the Royalties.

2.

Satisfactory review by both IRC and BHPB of all liability and tax issues related to this transaction.

3.

Technical due diligence by IRC for the purpose of verifying that no material differences exist between data in the public domain and any other information in BHPB’s possession which would negatively impact the value of the Royalties.

4.

Formal corporate and regulatory approvals being obtained by IRC.

5.

Formal corporate approval being obtained by BHPB from all BHPB affiliated corporations holding an interest in any of the Royalties.

6.

The receipt by BHPB of a written waiver from any third party holding any right of first refusal, right of first offer or other pre-emptive rights in respect of any of the Royalties.

7.

The IPO will be completed on or before February 15, 2005 and closing of this transaction to occur within the 30 days of closing of the IPO.

8.

The completion of a formal assignment agreement between IRC, BHPB and the applicable third party interest holder under which IRC will acquire any existing right BHPB holds to increase its interest in any one of more of the Royalties.

To the best of BHPB’s knowledge and belief, the Royalties represent a contractual right and interest in those mineral properties to which the Royalty is attached.  BHPB makes no representations or warranties as to the specific legal nature of any or all of the Royalties.  Upon the closing of the transaction contemplated in this Letter Agreement, IRC shall assume any and all existing and future environmental, taxation or other liabilities associated with the IRC’s ownership of the Royalties.

This offer supersedes all prior oral or written communications, offers, understandings or discussions relating to the Royalties and the subject matter hereof.  This Offer shall expire at 5:00 p.m. Mountain Standard Time on Monday, November 15, 2004, and in order to be binding on IRC, this Letter Agreement must be executed and delivered to IRC on or prior to such time.

If the foregoing meets with your approval, and you desire to proceed with the purchase and sale of the Rights as provided herein, please so indicate and affirm by executing a copy of this Letter Agreement and returning a copy to International Royalty Corporation.  Following your execution hereof, the parties will be obligated to proceed diligently and in good faith to complete the due diligence process, and IRC will be obligated to use its best efforts to arrange financing and upon the obtaining of financing and the satisfaction of the conditions described above, thereafter the parties shall be obligated to proceed to closing.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement be bound by the terms of this Letter Agreement.

ACCEPTED AND AGREED THIS 13th DAY Of NOVEMBER 2004

INTERNATIONAL ROYALTY CORPORATION
Per:
Name:	Douglas B. Silver
Title:	Chairman and CEO

ACCEPTED AND AGREED TO A PRICE OF US$ <*> THIS <*> DAY OF NOVEMBER, 2004

BHP BILLITON WORLD EXPLORATION INC.
Per:
Name:	Tom Peregoodnoff
Title:	Manager Business Development

Exhibit A
List of Royalties
Without ROFOs, Buy-downs or Claw-backs

Royalty	Location	Operator ROFO	BHPB Claw-back	Operator Buy-downs
Abitibi Extension	Canada	No	No	No
Belahouro	Burkina Faso	No	No	No
Caber	Canada	No	No	No
Expo	Canada	No	No	No
Island Mountain	United States	No	No	No
Mara Rosa	Brazil	No	No	No
Qimmiq/Qimmik	Canada	No	No	No
Selwyn Greenfield	Australia	No	No	No
Tropico	Mexico	No	No	No
Ulu	Canada	No	No	No

Exhibit B
List of Royalties with ROFOs, Buy-downs and Claw-backs

Royalty	Location	Operator ROFO	BHPB	Operator	Value US$
12 Mile Creek	Australia	Yes	Yes		$40,000
Almaden	Mexico	Yes	Yes		$80,000
Eastern Canada Recon	Canada			Yes	$100,000
Kubi Village	Ghana	Yes		Yes	$85,000
Los Cumani	Dominican Republic	Yes	Yes	Yes	$150,000
Pana	Russia	Yes			$400,000
Railroad	Canada			Yes	$100,000
Tingley Brook	Canada			Yes	$100,000
Trozza	Tunisia				$30,000
TOTAL: $1,085,000